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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*

                        Coyote Network Systems, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

-------------------------------------------------------------------------------
                                 22406 P108
-------------------------------------------------------------------------------
                               (CUSIP Number)

-------------------------------------------------------------------------------
                                  12/31/99
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)
                  |X|   Rule 13d-1(c)
                  |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22406 P108

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

     ALAN J. ANDREINI

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructrions)
      (a)  [ ]
      (b)  [ ]


3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           1,199,285

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       170,650

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         1,199,285

                 8  SHARED DISPOSITIVE POWER

                    170,650

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,369,935

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.5%

12  TYPE OF REPORTING PERSON (See Instructions)

     IN

                                SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by Alan J. Andreini (the "Reporting Person") and relates to the common stock, par value $1.00 per share (the "Common Stock"), of Coyote Network Systems, Inc. (the "Issuer"). This Statement reflects ownership of Common Stock of the Issuer by the Reporting Person for his own account and by persons for whom the Reporting Person exercises trading authority. As of December 31, 1999 The Reporting Person's accounts held 1,101,010 shares of Common Stock. As of December 31, 1999, the Reporting Person was authorized to exercise trading authority over: (i) an account of the Kiskiminetas Springs School (the "School"), which held 145,700 shares of Common Stock; (ii) the account of The Andreini Foundation (the "Foundation"), which held 95,650 shares of Common Stock; (iii) the account of John D. Andreini (who is deceased) and Blanche M. Andreini (the "Parents") at Cheevers Hand & Angeline, Inc., which held 24,950 shares of Common Stock; and (iv) an account at Piper Jaffray for the benefit of Alan J. Andreini, Jr. (the "Son"), Under Illinois Uniform Transfers to Minors Act, which as of December 31, 1999 held 2,625 shares of Common Stock. Pursuant to the rules promulgated under the federal securities laws, the Reporting Person may be deemed to be the beneficial owner of the Common Stock owned by each such person because the Reporting Person has shared investment and voting power in respect of the account of the School and the account of the Parents, and has sole investment and voting power in respect of the account of the Foundation and the account of the Son. The Reporting Person disclaims beneficial ownership of the Common Stock held by the School, the Parents and the Foundation. This Schedule 13G amends the statement on Schedule 13G filed by the Reporting Person on May 14, 1999. The percentages reported herein are based on there being 13,094,049 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on November 15, 1999. This statement on
Schedule 13G reflects information as of December 31, 1999.


ITEM 1(A).  NAME OF ISSUER:
                  Coyote Network Systems, Inc. (the "Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  4360 Park Terrace Drive, Westlake Village CA 91361

ITEM 2(A).  NAME OF PERSON FILING:
                  Alan J. Andreini (the "Reporting Person")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  395 Hudson Street, New York, NY 10014

ITEM 2(C).  CITIZENSHIP:
                  United States



ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $1.00 per share

ITEM 2(E).  CUSIP NUMBER:
                  22406 P108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
            (b)   [ ] Bank as  defined  in  section  3(a)(6) of the Act (15
                  U.S.C. 78c).
            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
            (d)   [ ] Investment  company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e)   [  ]   An   investment   adviser   in   accordance   with
                  ss.240.13d-1(b)(1)(ii)(E).
            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
            (h)   [ ] A savings  associations as defined in Section 3(b) of
                  the Federal Deposit Insurance Act (12 U.S.C. 1813).
            (i)   [ ] A church plan that is excluded from the definition of
                  an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
            (j)   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

      (a) Amount beneficially owned:  1,369,935
      (b) Percent of class:  10.5%
      (c) Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:  1,199,285
          (ii)  Shared power to vote or to direct the vote:  170,650
          (iii) Sole power to dispose or to direct the disposition of: 1,199,285
          (iv)  Shared power to dispose or to direct the disposition of:
                170,650

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


The School and the Foundation, have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in their respective accounts. Blanche M. Andreini has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the Parents' account at Cheevers Hand & Angeline Inc. The Son has the right to receive dividends from, and the proceeds from the sale of, the Common Stock held in the Son's account at Piper Jaffray in accordance with the Illinois Uniform Transfers to Minors Act. Other than the School, none of such persons has an interest of more than 5% of the outstanding Common Stock.


ITEM 7.     IDENTIFICATION  AND  CLASSIFICATION   OF  THE SUBSIDIARY WHICH
            ACQUIRED THE  SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY.

            Not Applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.


ITEM 10.    CERTIFICATIONS.



            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    ALAN J. ANDREINI
Date:  February 14, 2000

                                    /s/ Alan J. Andreini
                                    ---------------------------------